Via EDGAR

December 12, 2006

Jennifer Hardy Branch Chief Mail Stop 7010 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Fuwei Films (Holdings) Co., Ltd.
Registration Statement on Form F-1
Filed November 24, 2006
File No. 333-138948

Dear Ms. Hardy:

On behalf of Fuwei Films (Holdings) Co., Ltd., a Cayman Islands corporation (the "Company"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 to the Company's Registration Statement on Form F-1, together with certain exhibits thereto (“Amendment No. 1”). Amendment No. 1 has been marked to show changes from the Registration Statement as originally filed with the Commission on November 24, 2006, and reflects the responses of the Company to a comment received from the Staff in a letter dated December 5, 2006.

Note 4. Summary of Significant Accounting Policies and Practices

(t) Pro Forma Earnings per Share (unaudited), page F-13

1.
Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS to clearly show how you are arriving at your pro forma EPS amounts. Please disclose any shares not included for anti-dilution reasons. Please also provide this information for the six-month periods ended June 30, 2005 and June 30, 2006.

Ms. Jennifer Hardy December 12, 2006 Page 2

Changes in response to the Staff’s comment have been made on pages F-14 and F-38 of Amendment No. 1. We respectfully advise the Staff that no pro forma information has been presented for the period ended June 30, 2005 as Rule 11-02 of Regulation S-X provides that the inclusion of such comparable period information is a discretionary disclosure and we have concluded that such information is not material to an investor’s understanding of our financial results.

Sincerely,

/s/ Xiaoan He
Xiaoan He Chairman, Chief Executive Officer and Director

CC:	Cliff Teller Jack Chow Jody Samuels, Esq. Mitchell S. Nussbaum, Esq.